STOLT OFFSHORE S.A.                                [LOGO OF STOLT OFFSHORE S.A.]

NEWS RELEASE

               STOLT OFFSHORE S.A. ANNOUNCES SECOND EXTRAORDINARY
                     GENERAL MEETING TO APPROVE NAME CHANGE

London, England - February 24, 2006 - Stolt Offshore S.A. (NASDAQ NM: SOSA; Oslo Stock Exchange: STO) At the Extraordinary General Meeting of Shareholders of the Company called for February 24, 2006 to decide on the proposal to change the name of the Company to Acergy S.A., it was noted that the required quorum of 50% of the outstanding shares was not present.

An adjourned meeting of the Shareholders will take place at the offices of Services Generaux de Gestion S.A., 23 avenue Monterey, L-2086 Luxembourg on April 3, 2006 at 3 p.m. local time for the same purpose, namely to change the Company's Articles of Incorporation, Article 1, second paragraph reflecting a new name of Acergy S.A. for the Company. At this adjourned meeting there is no requirement for a quorum pursuant to the Company's Articles of incorporation.

The effective date of the change to the Company's name will not be March 1, 2006 but such date as the Board of Directors will fix should the adjourned meeting approve the change of name.

Proxies which have been received will remain valid for the adjourned meeting.

Shareholders of record on January 19, 2006 are entitled to vote. Those shareholders who have not yet cast their votes, may do so by submitting the already distributed proxy card as instructed within the new deadline of close of business of March 28, 2006, or meet in person at the new meeting.

Within the deadline set for submitting proxy cards for the meeting on February 24, 2006, 83,641,940 shares were voting in favour of changing the name while 279,148 were voted against and 35,717 abstained.

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.

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CONTACTS:
Deborah Keedy/Julian Thomson
Stolt Offshore S.A.
UK +44 1932 773767 or +44 1932 773764
US +1 877 603 0267 (toll free)
deborah.keedy@stoltoffshore.com
julian.thomson@stoltoffshore.com

If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com.

Registered Office: 26, rue Louvigny, L-1946 Luxembourg, Societe Anonyme Holding,
                            R.C. Luxembourg B 43172
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